Special Meeting of Shareholders
Principal Variable Contracts Funds, Inc. - LargeCap Value Account III
Held February 28, 2011

1. Approval of a Plan of Reorganization providing for the reorganization of the LargeCap Value
Account III into the Equity Income Account:

 In Favor Opposed Abstain
 23,475,168.583 650,159.413 1,603,953.172

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